# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATA Creativity Global, CIK 0001420529
CUSIP: 00211V106
Title of class of securities: Common Shares, par value US$0.01 per share
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0002154599
Persons authorized to receive notices and communications: Wei Zhao, 470 University Avenue, Palo Alto, California (CA), 94301, 9493551707

## Reporting persons
- EVERRISE HOLDINGS LLC (CIK 0002154599): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 45,306,792; sole dispositive power 0; shared dispositive power 45,306,792; aggregate amount beneficially owned 45,306,792 (34.51% of the class)
  Comment: The amount in rows 8, 10 and 11 represents 45,306,792 common shares, $0.01 par value per share (the "Common Shares"), held by the reporting person.
  
  The beneficial ownership percentage set forth in row 13 is calculated based on 131,296,790 Common Shares of the Issuer issued and outstanding as of September 30, 2026.
- JUNO CLOUD TECHNOLOGIES LIMITED: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 45,306,792; sole dispositive power 0; shared dispositive power 45,306,792; aggregate amount beneficially owned 45,306,792 (34.51% of the class)
  Comment: The amount in rows 8, 10 and 11 represents 45,306,792 Common Shares held by the reporting person through EVERRISE HOLDINGS LLC.
  
  The beneficial ownership percentage set forth in row 13 is calculated based on 131,296,790 Common Shares of the Issuer issued and outstanding as of September 30, 2026.
- CHUNLIN CHEN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 45,306,792; sole dispositive power 0; shared dispositive power 45,306,792; aggregate amount beneficially owned 45,306,792 (34.51% of the class)
  Comment: The amount in rows 8, 10 and 11 represents 45,306,792 Common Shares held by the reporting person through EVERRISE HOLDINGS LLC and JUNO CLOUD TECHNOLOGIES LIMITED.
  
  The beneficial ownership percentage set forth in row 13 is calculated based on 131,296,790 Common Shares of the Issuer issued and outstanding as of September 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value US$0.01 per share
Name of issuer: ATA Creativity Global
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by (i) EVERRISE HOLDINGS LLC ("Everrise"), (ii) JUNO CLOUD TECHNOLOGIES LIMITED ("Juno Cloud") and (iii) CHUNLIN CHEN ("Mr. Chen"). Juno Cloud is the sole member of Everrise, holding 100% of its membership interests. Mr. Chen is the sole shareholder (holding 100% of the issued shares) and the sole director of Juno Cloud, as reflected in the registers of Juno Cloud. Because Juno Cloud is the sole member of Everrise and has the voting and investment power with regard to the Common Shares and Mr. Chen is the sole shareholder and the sole director of Juno Cloud, each of Juno Cloud and Mr. Chen may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the Common Shares held by Everrise. Each of Everrise, Juno Cloud and Mr. Chen is sometimes referred to herein as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.
Residence or business address:
The address of the principal business office of Everrise is 3909 S Maryland Pkwy Ste 314, Las Vegas, NV 89119.

The address of the principal business office of Juno Cloud is Asia Leading Chambers, Road Town, Tortola, British Virgin Islands VG1110.

The business address of Mr. Chen is 263 Bt Timah Rd #03-13, 259704 Singapore.
Present principal occupation or employment:
Everrise is principally engaged in the business of investment covering areas such as FinTech, AI technology and AI healthcare, with its primary investment activities located in the United States.

Juno Cloud is principally engaged in the business of investment covering areas such as FinTech, AI technology and AI healthcare, with its primary investment activities located in countries and regions including but not limited to the United States and Hong Kong.

Mr. Chen's occupation is the partner of Juno Cloud. Please see statements above for Juno Cloud's principal business and address.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Everrise is organized under the laws of the State of Nevada. Mr. Chen is a citizen of the People's Republic of China. Juno Cloud is organized under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 6, 2026, Everrise entered into a subscription agreement with the Issuer for the subscription of 45,306,792 Common Shares of the Issuer at an aggregate subscription price of US$21,145,961 (US$0.4667 per share, as stated in the Subscription Agreement). The transaction closed on July 21, 2026. The source of funds used to acquire such shares was working capital of Everrise. No borrowed funds were used and no part of the consideration was funded by any other person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons intend to participate in and influence the strategic direction, management and operations of the Issuer. The Reporting Persons may, from time to time, engage in discussions with the Issuer's board of directors, management and other shareholders regarding the Issuer's business, operations, management, financial condition, strategic plans, corporate governance, capital structure and other matters relating to the Issuer. The Reporting Persons may also introduce or provide business opportunities, industry relationships, strategic resources and other resources that may contribute to the development and growth of the Issuer's business and enhance shareholders' value.

The Reporting Persons will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy as regards to the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer's Common Shares that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Everrise beneficially owns 45,306,792 Common Shares, which represents approximately 34.51% of the Issuer's issued and outstanding Common Shares.

Juno Cloud, as the sole member of Everrise, and Mr. Chen, as the sole shareholder and sole director of Juno Cloud, are each deemed to beneficially own the 45,306,792 Common Shares held by Everrise, which represents approximately 34.51% of the Issuer's issued and outstanding Common Shares.

The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Common Shares beneficially owned by each Reporting Person as set forth in this Schedule 13D by (ii) 131,296,790 Common Shares of the Issuer issued and outstanding as of September 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has shared voting power and shared dispositive power over the 45,306,792 Common Shares. Everrise directly holds such Common Shares; Juno Cloud shares such power as the sole member of Everrise; and Mr. Chen shares such power as the sole shareholder and sole director of Juno Cloud.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

In addition to the Subscription Agreement described in Item 3, Everrise and the Issuer entered into an Investor Rights Agreement on May 6, 2026 (in the form filed as Exhibit 99.2 hereto), which provides for certain transfer restrictions on the Common Shares and registration rights (including demand registration rights exercisable from and after six months following the closing date and piggyback registration rights). Other than the foregoing agreement and arrangements and the Joint Filing Agreement attached hereto as Exhibit 99.1, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1. Joint Filing Agreement, between and among the Reporting persons, dated October 21, 2026;

Exhibit 99.2. Form of Investor Rights Agreement, dated May 6, 2026, between the Issuer, Everrise and other shareholders of the Issuer.

## Signatures
- EVERRISE HOLDINGS LLC: /s/ Chunlin Chen, By: JUNO CLOUD TECHNOLOGIES LIMITED, its Sole Member, Chunlin Chen / Director (10/22/2026)
- JUNO CLOUD TECHNOLOGIES LIMITED: /s/ Chunlin Chen, Chunlin Chen / Director (10/22/2026)
- CHUNLIN CHEN: /s/ Chunlin Chen, Chunlin Chen (10/22/2026)